03003682

ACOM CO., LTD.

HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo 102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266

January, 27, 2003

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 6, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from July 1, 2002 through September 30, 2002, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By: K. Izumimoto
Name: Kouichi Izumimoto
Title : Director and General Manager,
General Affairs Dept.

dlw 2/10

Attachment

List of material information made public in Japan from July 1, 2002 to September 30, 2002

	Date	Descriptions	Information* provided to
Exhibit 1	July 9, 2002	Report on Purchase of the Company's Own Stock (as of June 27, 2002) (Brief description in English)	DKLFB, Exchange
Exhibit 2	July 9, August 12, and September 13, 2002	Reports on Purchase of the Company's Own Stock (as of June 30, July 31, and August 31, 2002) (Brief description in English)	DKLFB, Exchange
Exhibit 3	July 24, 2002	Data Book for the First Quarter of the Fiscal Year Ending March, 2003 (English translation)	Public, Exchange
Exhibit 4	July 24, 2002	Summary of Operating Results for the First Quarter of Fiscal 2002 (English translation)	Public, Exchange
Exhibit 5	September 18, 2002	Notice of Organizational Changes (English translation)	Public, Exchange
Exhibit 6	September 18, 2002	Revision of Business Forecast for the Fiscal Year Ending 2003 (English translation)	Public, Exchange

* "Exchange" means the Tokyo Stock Exchange, on which the Shares of ACOM CO., LTD. are listed.
* "DKLFB" means the Director-General of the Kanto Local Finance Bureau.

Exhibit 1

(Brief Description)

Report on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Report on Purchase of the Company's Own Stock dated July 9, 2002 (the "Report on Purchase of the Company's Own Stock") in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock for transference to its directors or employees and the disposal of purchased own stocks.

The Report on Purchase of the Company's Own Stock is required under the Securities and Exchange Law to be, and was, submitted to DKLFB in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock.

The information contained in the Report on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated August 30, 2001.

Exhibit 2

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Reports on Purchase of the Company's Own Stock dated July 9, August 12, and September 13, 2002 (the "Reports on Purchase of the Company's Own Stock") in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock for the purpose of implementation of flexible management according to the business environment.

The Reports on Purchase of the Company's Own Stock are required under the Securities and Exchange Law to be, and were, submitted to DKLFB in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock.

The information contained in the Reports on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated May 15, 2002.

Exhibit 3

DATABOOK

Quarterly Report

The First Quarter Report For The Fiscal Year Ending March, 2003

ACOM CO.,LTD.

< Contents >

Notes to DATA BOOK

Note:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Note:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

Note:3. That the average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen.

Note:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

Note:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

Note:6. "(E)" indicates estimates.

Note:7. "C.R." indicates composition ratio.

1. Receivable Outstanding

	2001/3		2002/3					2003/3				
	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	2002/6	YOY %	YTD %	2003/3(E)	YOY %
Receivable Outstanding (Millions of yen)	1,666,149	12.9	1,727,618	1,772,580	1,791,889	1,809,564	8.6	**1,847,579**	**6.9**	**2.1**	**1,938,000**	**7.1**
Loans Business	1,496,237	11.0	1,546,612	1,585,718	1,598,253	1,616,837	8.1	**1,648,806**	**6.6**	**2.0**	**1,715,100**	**6.1**
Unsecured Loans	1,428,196	12.1	1,479,535	1,519,481	1,531,548	1,548,894	8.5	**1,580,436**	**6.8**	**2.0**	**1,639,500**	**5.8**
Consumers	1,426,696	12.2	1,478,152	1,518,216	1,530,407	1,547,850	8.5	**1,579,526**	**6.9**	**2.0**	**1,638,800**	**5.9**
Commercials	1,499	-26.3	1,383	1,264	1,141	1,043	-30.4	**910**	**-34.2**	**-12.8**	**700**	**-32.9**
Secured Loans	68,041	-7.9	67,077	66,237	66,704	67,942	-0.1	**68,369**	**1.9**	**0.6**	**75,600**	**11.3**
Credit Card Business	19,330	204.0	22,698	25,707	29,098	31,478	62.8	**34,670**	**52.7**	**10.1**	**51,100**	**62.2**
Installment Sales Finance Business	150,581	23.5	158,306	161,154	164,537	161,247	7.1	**164,102**	**3.7**	**1.8**	**171,800**	**6.6**
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	496	3.5	502	506	508	512	3.2	**520**	**3.6**	**1.6**	**530**	**3.5**
	(513)	(7.1)	(524)	(532)	(537)	(541)	(5.5)	**(550)**	**(5.0)**	**(1.7)**		

Note:The figure in bracket represents the amounts of loans exclusive of non-interest-bearing balance.

2. Number of Customer Accounts

	2001/3		2002/3					2003/3				
	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	2002/6	YOY %	YTD %	2003/3(E)	YOY %
Loans Business	2,893,789	8.4	2,961,440	3,013,014	3,025,003	3,035,706	4.9	**3,049,699**	**3.0**	**0.5**	**3,107,100**	**2.4**
	(2,796,743)	(4.8)	(2,839,505)	(2,869,001)	(2,863,578)	(2,873,888)	(2.8)	**(2,887,149)**	**(1.7)**	**(0.5)**		
Unsecured Loans	2,880,304	8.5	2,947,941	2,999,379	3,011,261	3,021,780	4.9	**3,035,639**	**3.0**	**0.5**	**3,092,300**	**2.3**
	(2,783,290)	(4.8)	(2,826,006)	(2,855,422)	(2,849,836)	(2,860,021)	(2.8)	**(2,873,156)**	**(1.7)**	**(0.5)**		
Consumers	2,879,293	8.5	2,946,959	2,998,431	3,010,351	3,020,908	4.9	**3,034,831**	**3.0**	**0.5**	**3,091,600**	**2.3**
	(2,782,279)	(4.8)	(2,825,024)	(2,854,474)	(2,848,926)	(2,859,149)	(2.8)	**(2,872,349)**	**(1.7)**	**(0.5)**		
Commercials	1,011	-12.2	982	948	910	872	-13.7	**808**	**-17.7**	**-7.3**	**700**	**-19.7**
Secured Loans	13,485	2.1	13,499	13,635	13,742	13,926	3.3	**14,060**	**4.2**	**1.0**	**14,800**	**6.3**
Credit Card Business	778,352	92.2	851,660	921,316	959,438	1,011,592	30.0	**1,051,558**	**23.5**	**4.0**	**1,185,800**	**17.2**
Installment Sales Finance	446,217	24.5	466,762	477,918	487,270	486,532	9.0	**493,479**	**5.7**	**1.4**	**510,900**	**5.0**

Note 1. Loan Business: Number of customer accounts with outstanding.
Note 2. Credit Card Business: Number of ACOM MasterCard Cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
Note 4. The figures in bracket represent the number of customer accounts of loans exclusive of non-interest-bearing balance.

3. Number of New Loan Customers

	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	**2002/6**	**YOY %**	**2003/3(E)**	**YOY %**
Number of New Loan Customers	443,100	3.6	119,511	231,308	334,108	443,538	0.1	**108,997**	**-8.8**	**451,210**	**1.7**
Unsecured Loans	442,110	3.4	119,230	230,666	333,151	442,184	0.0	**108,573**	**-8.9**	**450,010**	**1.8**
Consumers	442,092	3.5	119,228	230,662	333,141	442,165	0.0	**108,568**	**-8.9**	**450,000**	**1.8**
Commercials	18	-18.2	2	4	10	19	5.6	**5**	**150.0**	**10**	**-36.8**
Secured Loans	990	90.8	281	642	957	1,354	36.8	**424**	**50.9**	**1,200**	**-11.4**

4. Number of Loan Business Outlets

			2002/3					**2003/3**			
	2001/3	YOY	2001/6	2001/9	2001/12	2002/3	YOY	**2002/6**	**YTD**	**2003/3(E)**	**YOY**
Number of Loan Business Outlets	1,741	106	1,755	1,760	1,759	1,761	20	**1,760**	**-1**	**1,765**	**4**
Staffed	521	9	524	523	523	521	0	**516**	**-5**	**511**	**-10**
Unstaffed	1,220	97	1,231	1,237	1,236	1,240	20	**1,244**	**4**	**1,254**	**14**

5. Cash Dispensers, ATMs and MUJINKUN

(Numbers)

			2002/3					**2003/3**			
	2001/3	YOY	2001/6	2001/9	2001/12	2002/3	YOY	**2002/6**	**YTD**	**2003/3(E)**	**YOY**
Number of Cash Dispensers and ATMs	30,819	12,341	38,948	46,126	47,383	49,777	18,958	**57,840**	**8,063**	**-**	**-**
Proprietary	2,053	109	2,065	2,069	2,068	2,068	15	**2,069**	**1**	**2,072**	**4**
Open 365 Days/Year	2,046	109	2,057	2,061	2,060	2,059	13	**2,061**	**2**	**-**	**-**
Open 24 Hours/Day	1,755	122	1,766	1,770	1,768	1,773	18	**1,776**	**3**	**-**	**-**
Tie-up	28,766	12,232	36,883	44,057	45,315	47,709	18,943	**55,771**	**8,062**	**-**	**-**
Others	7,611	7,611	7,611	7,611	7,611	7,611	0	**7,611**	**0**	**-**	**-**
Number of MUJINKUN Machines	1,735	110	1,745	1,750	1,749	1,751	16	**1,748**	**-3**	**1,759**	**8**

Note: "Others" indicate agency to receive payment by convenience store.

6. Employees

			2002/3					**2003/3**			
	2001/3	YOY	2001/6	2001/9	2001/12	2002/3	YOY	**2002/6**	**YTD**	**2003/3(E)**	**YOY**
Number of Employees	4,321	7	4,568	4,495	4,503	4,366	45	**4,652**	**286**	**4,377**	**11**
Head Office	653	-5	640	649	667	670	17	**758**	**88**	**794**	**124**
Financial Service Business Division	3,668	116	3,928	3,846	3,836	3,696	28	**3,894**	**198**	**3,583**	**-113**
Contact Center	-	-	-	262	292	335	335	**408**	**73**	**750**	**415**

7. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate

(Millions of yen)

Effective Annual Interest Rate	2001/6				2001/9				2001/12				2002/3				2002/6			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	**Number of Accounts**	**C.R.**	**Receivables Outstanding**	**C.R.**
Loans Receivable Outstanding	2,946,959	100.0	1,478,152	100.0	2,998,431	100.0	1,518,216	100.0	3,010,351	100.0	1,530,407	100.0	3,020,908	100.0	1,547,850	100.0	**3,034,831**	**100.0**	**1,579,526**	**100.0**
28.470% and Higher	208,038	7.1	77,311	5.2	194,673	6.5	71,955	4.7	180,704	6.0	66,737	4.4	167,997	5.6	62,372	4.0	**155,743**	**5.1**	**58,464**	**3.7**
27.375%	1,591,490	54.0	572,112	38.7	1,630,216	54.4	585,511	38.6	1,646,626	54.7	589,670	38.5	1,665,353	55.1	597,408	38.6	**1,678,024**	**55.3**	**612,142**	**38.8**
25.000% - 26.500%	645,346	21.9	338,476	22.9	649,794	21.7	345,370	22.7	647,296	21.5	346,111	22.6	644,128	21.3	349,436	22.6	**642,654**	**21.2**	**353,953**	**22.4**
20.000% - 24.820%	354,023	12.0	308,139	20.8	368,526	12.3	323,270	21.3	374,333	12.4	328,431	21.5	376,548	12.5	332,221	21.5	**384,488**	**12.7**	**341,448**	**21.6**
18.250% - 19.000%	40,115	1.4	76,445	5.2	43,648	1.4	83,023	5.5	46,935	1.6	88,366	5.8	49,736	1.7	93,180	6.0	**52,296**	**1.7**	**96,726**	**6.1**
15.000% - 18.000%	54,285	1.8	92,774	6.3	56,031	1.9	95,636	6.3	57,463	1.9	97,158	6.3	58,501	1.9	98,799	6.4	**60,496**	**2.0**	**101,602**	**6.4**
Less than 15.000%	53,662	1.8	12,893	0.9	55,543	1.8	13,448	0.9	56,994	1.9	13,930	0.9	58,645	1.9	14,431	0.9	**61,130**	**2.0**	**15,187**	**1.0**
Average Loan Interest Rate during the Fiscal Year	-	-	24.63	-	-	-	24.50	-	-	-	24.32	-	-	-	24.32	-	-	-	**24.11**	-

8. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding

(Millions of yen)

Classified Receivable Outstanding (Ten thousands of yen)	2001/6				2001/9				2001/12				2002/3				2002/6			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	**Number of Accounts**	**C.R.**	**Receivables Outstanding**	**C.R.**
≦ 10	395,502	13.4	19,568	1.3	416,455	13.9	19,546	1.3	431,908	14.3	19,543	1.3	438,426	14.5	20,039	1.3	**426,785**	**14.1**	**19,115**	**1.2**
10< ≦ 30	571,136	19.4	130,249	8.8	565,853	18.9	129,141	8.5	558,878	18.6	127,409	8.3	558,095	18.5	127,094	8.2	**548,682**	**18.1**	**124,831**	**7.9**
30< ≦ 50	1,406,169	47.7	648,312	43.9	1,416,952	47.3	653,490	43.0	1,406,188	46.7	647,447	42.3	1,396,722	46.2	643,286	41.6	**1,413,543**	**46.6**	**652,427**	**41.3**
50< ≦ 100	386,171	13.1	337,774	22.8	389,133	12.9	338,134	22.3	388,489	12.9	335,350	21.9	387,674	12.9	333,173	21.5	**391,638**	**12.9**	**335,924**	**21.3**
100<	187,981	6.4	342,247	23.2	210,038	7.0	377,903	24.9	224,888	7.5	400,656	26.2	239,991	7.9	424,257	27.4	**254,183**	**8.3**	**447,226**	**28.3**
Total	2,946,959	100.0	1,478,152	100.0	2,998,431	100.0	1,518,216	100.0	3,010,351	100.0	1,530,407	100.0	3,020,908	100.0	1,547,850	100.0	**3,034,831**	**100.0**	**1,579,526**	**100.0**

9. Bad Debt Write-offs

[Bad Dept Write-offs]

	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	**2002/6**	**2003/3(E)**	**YOY %**
Bad Debt Write-offs (Millions of yen)	44,392	18.5	9,700	23,377	37,564	54,251	22.2	**17,550**	**65,900**	**21.5**
Loans Receivable	42,847	16.6	9,232	22,001	35,339	51,003	19.0	**16,410**	**61,600**	**20.9**
Unsecured Loans	39,839	10.8	9,213	21,120	34,439	49,713	24.8	**16,369**	**61,400**	**23.5**
Secured Loans	3,007	284.9	19	881	899	1,290	-57.1	**41**	**200**	**-82.2**
ACOM MasterCard	511	-	205	710	1,138	1,767	245.8	**667**	**2,500**	**39.1**
Installment Sales Finance	1,018	49.2	261	660	1,056	1,475	44.9	**471**	**1,800**	**23.9**

[Ratio of Bad Debt Write-offs]

	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	**2002/6**	**2003/3(E)**	**YOY %**
Loans Receivable (%)	2.86	(0.14)	0.60	1.39	2.21	3.15	(0.29)	**0.99**	**3.59**	**(0.44)**
Unsecured Loans	2.79	(-0.03)	0.62	1.39	2.25	3.21	(0.42)	**1.04**	**3.74**	**(0.53)**
Secured Loans	4.35	(3.31)	0.03	1.29	1.30	1.84	(-2.51)	**0.06**	**0.29**	**(-1.55)**
ACOM MasterCard	2.67	(2.35)	0.97	2.78	3.92	5.63	(2.96)	**1.93**	**4.82**	**(-0.81)**
Installment Sales Finance	0.68	(0.11)	0.17	0.41	0.64	0.91	(0.23)	**0.29**	**1.06**	**(0.15)**

Note:1 Ratio of bad debt write-offs
Loan Business = Bad Debt Write-off of Loan Business / (Receivable Outstanding plus Laons to Borrowers in Bankruptcy or under Reoganization)
ACOM MasterCard = Bad Debt Write-off of ACOM MasterCard / Shopping Receivable
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivable
Note:2.Figures in brackets indicates year-on-year change in percentage points.

10. Bad Debts

(Millions of yen)

	2001/3	%	2001/6	%	2001/9	%	2001/12	%	2002/3	%	**2002/6**	**%**
Total Amount of Bad Debts	34,596	2.31	36,092	2.33	41,121	2.59	40,971	2.56	43,691	2.70	**45,819**	**2.78**
Loans to Borrowers in Bankruptcy or under Reoganizatinon	3,650	0.24	3,409	0.22	5,193	0.33	4,829	0.30	7,204	0.45	**8,032**	**0.49**
Applications for bankruptcy are proceeded	2,549	0.17	-	-	-	-	-	-	3,292	0.20	**3,768**	**0.23**
Applications for The Civil Rehabilitation are proceeded	-	-	-	-	-	-	-	-	1,659	0.10	**1,837**	**0.11**
Applications for The Civil Rehabilitation are determined	-	-	-	-	-	-	-	-	131	0.01	**324**	**0.02**
Loans in Arrears	16,866	1.13	17,741	1.15	21,502	1.35	19,855	1.24	20,972	1.30	**20,684**	**1.25**
Loans Past Due for Three Months or More	518	0.03	1,302	0.08	473	0.03	1,931	0.12	497	0.03	**1,581**	**0.10**
Restructured Loans	13,561	0.91	13,639	0.88	13,951	0.88	14,355	0.90	15,016	0.93	**15,521**	**0.94**

Note:The figures represent the amounts of loans exclusive of accrued interest as defined under the Company's standard.

10-2. Loans in Arrears for Less Than 3 Months (excluding balance held by headquarters' collection department)

(Millions of yen)

	2001/3	%	2001/6	%	2001/9	%	2001/12	%	2002/3	%	**2002/6**	**%**
11days ≤ < 3 months	10,703	0.71	11,957	0.77	11,218	0.71	13,104	0.82	13,605	0.84	**15,710**	**0.95**
31days ≤ < 3 months	6,269	0.42	6,377	0.41	4,754	0.30	7,368	0.46	7,468	0.46	**8,434**	**0.51**
11days ≤ < 31 days	4,434	0.30	5,578	0.36	6,463	0.41	5,736	0.36	6,136	0.38	**7,276**	**0.44**

11. Credit Card Business [ACOM MasterCard]

(Millions of yen)

	2001/3		2002/3					2003/3			
	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	**2002/6**	**YTD %**	**2003/3(E)**	**YOY %**
Number of Cardholders	752,509	97.8	829,989	905,386	946,608	1,004,118	33.4	**1,051,255**	**4.7**	**1,185,700**	**18.1**
Card Shopping Receivable	19,157	210.6	22,550	25,591	28,996	31,388	63.8	**34,590**	**10.2**	**51,050**	**62.5**
Revolving Receivable	16,123	300.6	18,797	21,665	24,678	27,731	72.0	**29,934**	**7.9**	**43,400**	**56.7**

	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	2002/6	YTD %	2003/3(E)	YOY %
Number of Card Issuance Machines	773	-	777	804	1,122	1,200	-	**1,199**	**-**	**1,200**	**-**
MUJINKUN	582	-	583	611	822	894	-	**893**	**-**	**894**	**-**
Loan Business Outlets	191	-	194	193	300	306	-	**306**	**-**	**306**	**-**

12. Installment Sales Finance Business

(Millions of yen)

	2001/3		2002/3					2003/3			
	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	**2002/6**	**YTD %**	**2003/3(E)**	**YOY %**
Number of Customer Accounts	446,217	24.5	466,762	477,918	487,270	486,532	9.0	**493,479**	**1.4**	**510,900**	**5.0**
Installment Receivables	150,581	23.5	158,306	161,154	164,537	161,247	7.1	**164,102**	**1.8**	**171,800**	**6.6**
Adjusted Receivables	124,046	23.7	130,870	132,923	136,124	133,409	7.5	**136,373**	**2.2**	**141,900**	**6.4**
Ratio of Bad Debt Write-offs	0.68	-	0.17	0.41	0.64	0.91	-	**0.29**	**-**	**1.06**	**-**
Number of Merchant Venders	5,337	-	5,483	5,612	5,705	5,784	-	**5,854**	**-**	**-**	**-**
Number of Employees	216	-	229	224	235	231	-	**248**	**-**	**231**	**-**

Note 1:Number of customer accounts are contracts with receivable outstanding

Note 2:Adjusted Receivable is indicated by installment sales finance receivable excluding deferred income on installment sales finance.

13. Guarantee Business

(Millions of yen)

	2001/3		2002/3					2003/3			
	2001/3	YOY %	2001/6	2001/9	2001/12	2002/3	YOY %	**2002/6**	**YTD %**	**2003/3(E)**	**YOY %**
Number of Customer Accounts with Outstanding Balance	-	-	-	13,378	-	32,432	-	**56,442**	**74.0**	**213,100**	**557.2**
Installment Receivables	-	-	-	3,924	-	9,539	-	**17,651**	**85.0**	**74,800**	**684.3**

Reference

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar

collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

Exhibit 4

acom

ACOM Announces Operating Results for 1Q of Fiscal 2002

July 24th, 2002 – ACOM CO., LTD. ('ACOM' or 'the Company'), the second largest consumer finance company in Japan, announced the operating results for the first quarter of Fiscal 2002 ending March 31, 2003.

Operating Summary

- The balance of loan receivables increased 6.6% YoY to ¥1,648 billion.
- Bad debts write-off ratio for loan business increased 39bp within Company's estimate to 0.99%.
- Average interest rate on funding was 2.14%.

Operating Highlights

GDP and inventory-shipment cycle shows a sign of economic recovery in Japan. However, the economic environment remains severe with a high unemployment rate and consumer sentiment stays sluggish. US shares and currency are weak due to worries over transparency of US corporate accounting, which may adversely affect the pace of Japan's economic recovery.

Loan Business

Concerns about the employment environment are discouraging households and individuals to take out loans. As a result, the increase in the balance of loan receivables was limited to 6.6% YoY to ¥1,648 billion and the number of new customers acquired during the 1Q FY02 declined by 8.8% to 108,997.

Credit Card Business

ACOM continued to promote sales of ACOM MasterCard® by issuing cards to existing loan customers. The Company also began to issue co-branded cards. There are 17 different co-branded cards issued by 14 companies. The Company continues to actively issue co-branded cards and cultivate new loan customers. During 1Q FY02, 47,137 cardholders were added totaling 1,051,255. Revolving shopping receivables increased 7.9% YTD to ¥29,934 million.

Installment Sales Finance Business

Sales achieved by member vendors were lower due to stagnant personal consumption. As a result of this, the business showed 1.8% YTD growth in installment receivables.

Loan Guarantee Business

So far, ACOM achieved six tie-ups with regional banks. The Company also has a tie-up with Tokyo-Mitsubishi Cash One Ltd. ACOM plans to expand it's partnerships by seeking further four tie-ups with regional banks, making a total of ten tie-ups with regional banks and one with a consumer finance company (Tokyo-Mitsubishi Cash One). The business made a steady progress and at the end of 1Q FY02 the number of accounts with outstanding balance totaled 56,442 and the amount of guaranteed receivables, about ¥ 17.6 billion.

Results for Unsecured Consumer Loans

	1Q of FY02	1Q of FY01	YoY Change	YoY %
Loans Outstanding (millions of yen)	1,579,526	1,478,152	101,373	6.9
No. of Customer Accounts	3,034,831	2,946,959	87,872	3.0
No. of New Loan Customers	108,568	119,228	-10,660	-8.9

Business Outlook

Diversification of Funds Procurement

In April 2002, convertible bonds matured. As a result, the average interest rate on funds procured during April rose by 0.1% to 2.23% from 2.13% during March. However, at the end of June, the average interest rates declined to 2.14%. ACOM continues to boost its fund procurement through the issuance of straight bonds and in June the Company raised ¥10 billion through 10-year corporate bonds with 2.7% coupon, the maturity period rarely seen recently. The Company aims to further diversify fund procurement by increasing direct financing through the issuance of straight bonds with fixed and low interest rates.

Measures against Rising Credit Risks

Credit risk situation remains same as in the 4Q FY01. Personal bankruptcies increased 42.5% YoY during the period of January and April this year, a huge increase comparing with an annualized 15.2% rise for 2001. Although this increase in bankruptcies far exceeded ACOM's projection, the Company has managed to keep its bad debts write-off ratio within estimates. For 1Q FY02 bad debt write-off of loan business amounted to ¥16,410 million and the bad debt write-off ratio was 0.99%.

CONTACT IN JAPAN: ACOM CO., LTD., Ayako Endo, Investor Relations Office, ayendou@acom.co.jp, Tel No: 81/3/3270-3423, Fax No: 81/3/3270-1742

A comprehensive financial statement can be downloaded through ACOM's web sites and Bloomberg terminals:

http://ir.acom.co.jp/ (for English)
http://www.acom.co.jp/ir/ (for Japanese)
ACOM <GO> (for Bloomberg terminals)

Forward-Looking Statements

Exhibit 5

September 18, 2002

Notice of Organizational Changes

Under resolution passed by the board of directors at its September 18, 2002 meeting, the following organizational changes and creation of the post of Compliance Officer are implemented effective as of October 1, 2002.

1. Organizational Changes

(1) Objective

For the purposes of reinforcing operational competitiveness and further implementing our management policies for credit screening, credit control and cost-effective operations, we have determined to drastically reorganize the Loan Business Organization in the Business Headquarters, transferring the majority of the branch operations to the Customer Support Departments (Contact Center).

(2) Details

(A) Regional Divisions are discontinued and Business Promotion Departments are established.

- Four regional divisions are discontinued and the operational region of the Business Headquarters is reorganized into four new Business Promotion Departments.

(B) Other than face-to-face services are centralized in the Customer Support Departments (Contact Center).

- Among the current branch operations, other than face-to-face services including telephone services (both inbound and outbound), credit screening and credit management are transferred to the Customer Support Departments (Contact Center) of each business division.
- Following this reorganization, the branches will increase operational efficiency by specializing in face-to-face services.

(3) Company Organization Chart as of October 1, 2002

Please see the attached sheet.

2. Creation of the new post of Compliance Officer

(1) We established the "*ACOM' Ethical Codes for Business*" in April, 1998. Since then, we have been emphasizing strict regulatory compliance to all of the management and employees of the company.

(2) Following this business reorganization, Compliance Officers will be assigned to each of the branches and divisions in the personnel reshuffles after October 1. We think it is most vital to strengthen the regulatory compliance within our new business organization.

Organization Chart (as of October 1, 2002)



General Meeting of Shareholders
Board of Directors
President
Board of Managing Directors
Business Headquarters
Corporate Strategy Dept.
Corporate Management Dept.
Business Development Dept.
Accounting Dept.
Treasury Dept.
Human Resources Dept.
General Affairs Dept.
Legal Office
Executive Secretariat
Business Ethics Office
Public Relations Dept.
Investor Relations Office
Loan Analysis and Operation Management Dept.
Business Promotion Dept. No. 1
Business Promotion Dept. No. 2
Business Promotion Dept. No. 3
Business Promotion Dept. No. 4
Branches
Customer Support Dept.
Installment Sales Finance Business Dept.
Business Offices
Credit Card Development Dept.
Card Center
Branches
Marketing Development Dept.
Customer Satisfaction (CS) Office
Business Partnership Office
Advertising Dept..
Customer Relations Dept.
Card Business Service Center
ATM Support Center
Customer Support Center
Customer Counseling Center
Internet Business Development Dept.
Credit Supervision Dept. No.1
Credit Supervision Dept. No.2
Statutory Auditors
Board of Statutory Auditor's
Statutory Auditor's Office.
System Development & Administration Dept.
Business Partnership Systems Development Office
Inspection Dept.
Employment Counseling Dept.

Exhibit 6

September 18, 2002

Revision of Business Forecast for the Fiscal Year Ending 2003

In sight of recent developments in the market and other factors, ACOM CO., LTD. hereby revise the earnings forecast previously released in its Annual Financial Digest dated April 30, 2002.

1. Revision of earnings forecast for FY 2002 interim (April 1, 2002 to September 30, 2002)

(1) Consolidated(Millions of Yen)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	218,100	87,900	48,200
Revised Forecast (B)	216,400	79,200	42,700
Difference (B-A)	-1,700	-8,700	-5,500
Percentage Change (%)	-0.8	-9.9	-11.4
(Reference) FY 2001 Interim Results	203,725	87,136	49,047

(2) Non-Consolidated (Millions of Yen)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	209,400	88,700	49,600
Revised Forecast (B)	207,500	79,300	43,900
Difference (B-A)	-1,900	-9,400	-5,700
Percentage Change (%)	-0.9	-10.6	-11.5
(Reference) FY 2001 Interim Results	197,148	86,396	47,693

2. Revision of earnings forecast for FY 2002 (April 1, 2002 to March 31, 2003)

(1) Consolidated (Millions of Yen)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	443,200	176,700	97,300
Revised Forecast (B)	436,400	146,100	79,200
Difference (B-A)	-6,800	-30,600	-18,100
Percentage Change (%)	-1.5	-17.3	-18.6
(Reference) FY 2001 Results	414,918	171,836	95,637

(2) Non-Consolidated (Millions of Yen)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	424,000	176,600	98,800
Revised Forecast (B)	416,700	145,100	80,300
Difference (B-A)	-7,300	-31,500	-18,500
Percentage Change (%)	-1.7	-17.8	-18.7
(Reference) FY 2001 Results	400,818	170,680	94,777

3. Reasons for the Above Revisions

(1) Non-Consolidated Earnings Forecast

In the environment of the prolonged economic downturn and high unemployment rate, more-than-expected bad debt has surfaced due to increasing voluntary bankruptcies and legal adjustments of debt. As a result, a substantial increase in provision for bad debt is expected to pull the operating income, income before extraordinary items, and net income down to a lower level than previously forecasted.

In order to cope with this difficult situation, we have already launched a reinforced policy of credit screening and credit management, and will also start with the reorganized business structure on October 1 to fully implement our policies.

(2) Consolidated Earnings Forecast

The revision of the consolidated earnings forecast reflects that of the non-consolidated forecast. This is mainly attributable to the downward revision of ACOM's non-consolidated financial results.

4. Dividend Forecast

Both the half-year dividend and the final dividend for the FY 2002 will remain unchanged.

The above-mentioned forecasts have been made based on the information available on the date of the press announcement. The final financial results may vary according to various factors.